Cleco Midstream Resources Consolidated **EXHIBIT A-2**
Statements of Operations - Consolidating
(Unaudited)

For the Year ended December 31, 2004 (Dollars)	Cleco Midstream Resources LLC	Cleco Evangeline LLC	Cleco Generation Services LLC	CLE Intrastate Pipeline Co. LLC	Acadia Power Holdings LLC	Perryville Consolidated	Other*	Eliminations	Cleco Midstream Consolidated
Operating revenue									
Electric operations	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Tolling operations	-	10,183,447	-	-	-	71,848	-	1	10,255,296
Energy trading, net	-	-	-	-	-	-	-	-	-
Energy operations	-	-	-	-	-	-	53,070	-	53,070
Other operations	324	7,865	53,613	-	(20)	49	-	1	61,832
Intercompany revenue	-	-	4,657,839	1,116,773	-	-	-	(1,015,980)	4,758,632
Gross operating revenue	324	10,191,312	4,711,452	1,116,773	(20)	71,897	53,070	(1,015,978)	15,128,830
Electric customer credits	-	-	-	-	-	-	-	-	-
Operating revenue, net	324	10,191,312	4,711,452	1,116,773	(20)	71,897	53,070	(1,015,978)	15,128,830
Operating expenses									
Fuel used for electric generation	-	-	-	-	-	-	-	-	-
Power purchased for utility customers	-	-	-	-	-	-	-	-	-
Purchases for energy operations	-	412,064	7,084	312	95	-	-	(211,671)	207,884
Other operations	3,966,539	1,233,367	2,020,451	63,721	335,599	2,086,894	(43,237)	(441,370)	9,221,964
Maintenance	94,367	1,444,113	2,299,205	11,218	12,625	(183,711)	-	(362,932)	3,314,885
Depreciation	157,764	1,407,028	2,753	163,154	-	465,856	-	(1)	2,196,554
Restructuring charge	(160,891)	-	-	-	-	-	-	-	(160,891)
Impairments of long-lived assets	-	-	-	-	-	-	-	-	-
Taxes other than income taxes	35,916	11,973	206,399	22,041	709	4,396	407	-	281,841
Total operating expenses	4,093,695	4,508,545	4,535,892	260,446	349,028	2,373,435	(42,830)	(1,015,974)	15,062,237
Operating income (loss)	(4,093,371)	5,682,767	175,560	856,327	(349,048)	(2,301,538)	95,900	(4)	66,593
Interest income	259,916	58,973	1,108	874	1,929	9,688	473	(283,886)	49,075
Allowance for other funds used during construction	-	-	-	-	-	-	-	-	-
Equity income from investees	19,896,665	-	-	-	27,641,326	-	-	-	47,537,991
Other income	1	-	431	-	-	-	-	-	432
Other expense	(11,364)	(4,093)	(12,782)	-	(6,801)	(4,074)	-	-	(39,114)
Income (loss) before interest charges	16,051,847	5,737,647	164,317	857,201	27,287,406	(2,295,924)	96,373	(283,890)	47,614,977
Interest charges									
Interest charges, including amortization of debt expenses, premium and discount,, net of of capitalized interest	198,665	4,401,764	(130,148)	(30,924)	13,161,252	458,332	(10,798)	(283,889)	17,764,254
Allowance for borrowed funds used during construction	-	-	-	-	-	-	-	-	-
Total interest charges	198,665	4,401,764	(130,148)	(30,924)	13,161,252	458,332	(10,798)	(283,889)	17,764,254
Income (loss) from continuing operations before income taxes	15,853,182	1,335,883	294,465	888,125	14,126,154	(2,754,256)	107,171	(1)	29,850,723
Federal and state income tax expense (benefit)	6,618,606	528,215	107,580	341,745	5,435,994	(1,058,633)	48,388	(1)	12,021,894
Income (loss) from continuing operations	9,234,576	807,668	186,885	546,380	8,690,160	(1,695,623)	58,783	-	17,828,829
Discontinued operations									
Loss from discontinued operations, net of tax	-	-	-	-	-	-	(1,615,407)	-	(1,615,407)
Gain from disposal of segment, net of tax	-	-	-	-	-	-	1,685,259	-	1,685,259
Total income (loss) from discontinued operations	-	-	-	-	-	-	69,852	-	69,852
Net income (loss)	9,234,576	807,668	186,885	546,380	8,690,160	(1,695,623)	128,635	-	17,898,681
Preferred dividends requirements, net	-	-	-	-	-	-	-	-	-
Net income (loss) applicable to member's equity	$ 9,234,576	$ 807,668	$ 186,885	$ 546,380	$ 8,690,160	$ (1,695,623)	$ 128,635	$ -	$ 17,898,681

* Includes: Cleco Marketing & Trading LLC, Cleco Energy Consolidated, Cleco Business Development LLC, and Cleco Columbian LLC